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                            December 30, 2021

       Lee Chong Kuang
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-3
                                                            Filed December 23,
2021
                                                            File No. 333-258441

       Dear Mr. Kuang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-3

       Cover Page

   1. On the cover page and in the prospectus summary, please disclose whether your auditor is subject to the
determinations announced by the PCAOB on December 16, 2021 and whether and how the
Holding Foreign Companies Accountable Act and related
                                                        regulations will affect
your company.
 Lee Chong Kuang
FirstName LastNameLee
Greenpro Capital Corp. Chong Kuang
Comapany30,
December  NameGreenpro
              2021        Capital Corp.
December
Page 2    30, 2021 Page 2
FirstName LastName
      You may contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Jan Woo, Legal
Branch Chief, at 202-551-3453 if you have questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology
cc:      Benjamin A. Tan